China Pharma Holdings, Inc.
Second Floor, No. 17, Jinpan Road
Haikou, Hainan Province, China 570216

August 16, 2011

VIA EDGAR

Ms. Tabatha Akins
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	China Pharma Holdings, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 3, 2011 and Amended March 17, 2011
Form 10-Q for the period ended March 31, 2011
Filed May 10, 2011
File No. 001-34471

Dear Ms. Akins:

We refer to the above filings for China Pharma Holdings, Inc., which are the subject of the comment letter from the Securities and Exchange Commission (the “Commission”) dated July 25, 2011 (the “Comment Letter”).  We also refer to our previous extension request dated August 2, 2011 and filed with the Commission on August 3, 2011 where we requested a five business day extension from the initial due date, August 8, 2011.

Due to an unexpected workload encountered by our working team members during the peak quarterly filing season, as explained by our counsel, Elizabeth Chen of Pryor Cashman LLP through her voice mails to you and Ms. Mary Mast on August 15, 2011, and the further telephone discussion between you and Ms. Chen today, August 16, 2011 where you verbally accepted our request for an additional five business day extension, we hereby submit this written extension request accordingly.  We believe we be able to respond to the Comment Letter no later than Monday, August 22, 2011, which is within the Commission’s standard 10 business day extension time frame.  We appreciate your understanding with respect to this request.

Please feel free to contact me or our legal counsel, Elizabeth Chen, Esq. of Pryor Cashman LLP at 1-212-326-0199 or via fax at 1-212-798-6366, in case of any further comments or questions in this regard.

Very truly yours,

/s/ Zhilin Li
Zhilin Li
Chief Executive Officer